UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

GenVec, Inc.

(Name of Issuer)

Common Stock, par value $.001 per share

(Title of Class of Securities)

37246C109

(CUSIP Number)

Anthony Chrampanis

Landesbank Berlin AG

Alexanderplatz 2

D-10178 Berlin

Germany

+49 30 2456 1239

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 21, 2006

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-l(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

CUSIP No. [ 37246C109 ]

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
Landesbank Berlin AG

IRS No.
2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)	☐
(b)	☐

3.	SEC Use Only

4.	Source of funds (See Instructions)	WC

5.           Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
Federal Republic of Germany

Number of	7.	Sole Voting Power: 4,665,000

Shares Bene-

ficially	8.	Shared Voting Power:

Owned by Each

Reporting	9.	Sole Dispositive Power: 4,665,000

Person with:

10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
4,665,000

12.         Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)     ☐

13.	Percent of Class Represented by Amount in Row (11)	6.36%

14.	Type of Reporting Person (See Instructions)	BK

Item 1. Security and Issuer

This Statement on Schedule 13D of Landesbank Berlin AG (the "LBB") constitutes LBB’s first filing on Schedule 13D with respect to the shares of Common Stock, par value $.001 per share (the "Common Stock"), of GenVec, Inc. (the "Company"), the principal executive offices of which are located at 65 West Watkins Mill Road, Gaithersburg, Maryland 20878.

Item 2. Identity and Background

(a) – (c) This Statement on Schedule 13D is being filed by LBB, a corporation formed under the laws of the Federal Republic of Germany. LBB is a wholly owned subsidiary of Landesbank Berlin Holding AG (the “Parent”), a corporation formed under the laws of the Federal Republic of Germany. LBB is a German banking corporation. Both LBB and the Parent have their principal offices and places of business at Alexanderplatz 2, D-10178 Berlin, Germany. 81% of the outstanding voting stock of the Parent is owned by the Land Berlin (the State of Berlin).

(d) – (e) Neither LBB nor the Parent has during the last five years been a party to a criminal or civil proceeding of the kinds specified in items (d) and (e) of the instructions to Schedule 13D. Annex A attached hereto sets forth the name, address and principal occupation of each director and executive officer of LBB. Annex B attached hereto sets forth the name, address and principal occupation of each director and executive officer of the Parent. Based on the information about the persons listed on Annexes A and B that is available to LBB pursuant to German labor law (including a police certificate of no criminal record), neither LBB nor the Parent is aware of any information to the effect that any such person has during the last five years been party to any such criminal or civil proceeding

(f) All of the individuals listed in Annexes A and B are citizens of the Federal Republic of Germany.

Item 3. Source and Amount of Funds or Other Consideration

The source of the funds used by LBB to purchase the shares of Common Stock in the transactions reported in Item 5 of this Statement on Schedule 13D was working capital, and LBB anticipates that its source of funds to purchase any further shares of Common Stock will also be working capital. The gross amount of funds used to purchase such shares (disregarding sales of shares) was approximately $8,290,200.

Item 4. Purpose of Transaction

The shares of Common Stock held by LBB were acquired for the purpose of investment. Depending upon the Company's business and prospects, and upon future developments, LBB may from time to time purchase additional shares of Common Stock, dispose of all or a portion of the shares of Common Stock that LBB holds or cease buying or selling shares of Common Stock. Factors that may influence LBB’s decision to purchase additional shares or to sell all or a portion of its holdings include, but are not limited to, the performance of the shares of Common Stock in the market, the Company’s economic performance and prospects, LBB’s assessment of decisions by the Company’s Board of Directors concerning the Company’s capital structure and business strategies, the availability of funds, alternative uses of funds, stock and money market conditions and general economic conditions. Any additional purchases or sales of the shares of Common Stock may be in the open market, in privately negotiated transactions or otherwise.

LBB was not convinced of the desirability of the Company’s raising additional common equity capital at the price obtained in the Company’s offering of Common Stock in December 2006, referred to below in the introductory paragraph to Item 5 of this Statement on Schedule 13D. Accordingly, with a view to maximizing the return on its investment in the shares of Common Stock, LBB may consider the possibility of seeking representation on the Company’s Board of Directors in order to exercise influence over certain of the Company’s business decisions. LBB has had discussions with representatives of the Company with regard to such possible representation, but those discussions have not yet reached fruition and LBB has made no decision concerning whether it might seek such representation, or the manner in which it would do so, in the absence of an agreement with the Company. LBB may also consider increasing its ownership of shares of Common Stock to as much as a majority or more of the outstanding shares or other courses of action. LBB has not determined to pursue any particular course of action and, depending upon the factors listed above and other relevant circumstances, may determine not to pursue any such actions and instead to hold or dispose at any time of all or a portion of its shares of Common Stock.

Other than as set forth in this Item 4, LBB has not formulated any plans or proposals that relate to or would result in:

(a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company;

(c) a sale or transfer of a material amount of assets of the Company or any subsidiary of the Company;

(d) any change in the present board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Company’s board;

(e) any material change in the present capitalization or dividend policy of the Company;

(f) any other material change in the Company's business or corporate structure;

(g) any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Company by any person;

(h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in any inter-dealer quotation system of a registered national securities association;

(i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j) any action similar to any of those enumerated above.

LBB will review its investment in the Company from time to time and reserves the right to take or not take any action it deems to be in its best interest or to change its intentions as set forth in this Item 4.

Item 5. Interest in Securities of the Issuer

According to the Company’s filing on Form 10-Q made on November 9, 2006, as of October 31, 2006 there were 63,782,182 shares of Common Stock outstanding. On December 20, 2006 the Company filed a prospectus pursuant to Rule 424 under the Securities Act of 1933 for the sale of up to 9,609,757 shares of Common Stock; the Company reported in a filing on Form 8-K made on December 20, 2006 that the offering pursuant to that prospectus was expected to close on December 21, 2006. In a press release dated December 22, 2006 posted on the Company’s website, the Company stated that it had completed, and had sold all of the shares of Common Stock offered in, the offering. Accordingly, the percentage calculations set forth in this Item 5 have been calculated on the basis that 73,391,939 shares of Common Stock (that is, the number of shares outstanding on October 31, 2006 plus the shares sold in the offering) are outstanding.

(a) LBB owns 4,665,000 shares of the Common Stock, representing approximately 6.36% of the outstanding shares of Common Stock

(b) LBB has sole power to vote and to dispose of the shares of Common Stock owned by it.

(c) Exhibit A to this Statement on Schedule 13D sets forth the transactions by LBB in the Common Stock since October 22, 2006, aggregated by the number of shares with respect to which purchase or sale transactions at a specified price, exclusive of brokerage commissions, occurred on each day listed. Other than the purchase listed on December 20, 2006, which was made pursuant to the public offering to which reference is made in the introductory paragraph of this Item 5, all such transactions were effected as brokerage transactions on the Nasdaq Global Market.

(d) and (e) Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

None.

Item 7. Material to be filed as Exhibits

None

.

Signature

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: January 10, 2007

LANDESBANK BERLIN AG

By:	/s/ Dirk Kipp

Name: Dirk Kipp
Title: Managing Director

By:	/s/ Anthony Chrampanis

Name: Anthony Chrampanis
Title: Portfolio Manager

Annex A

Unless otherwise indicated, the business address for all individuals listed in this Annex A is Landesbank Berlin AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter	Chairman of the Managing Board of Landesbank Berlin AG
Serge Demolière	Member of the Managing Board of Landesbank Berlin AG
Dr. Johannes Evers	Member of the Managing Board of Landesbank Berlin AG
Uwe Kruschinski	Member of the Managing Board of Landesbank Berlin AG
Hans Jürgen Kulartz	Member of the Managing Board of Landesbank Berlin AG
Martin Klaus Müller	Member of the Managing Board of Landesbank Berlin AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin AG

Executive Officers

Name and Address	Principal Occupation
Alt, Volker Landesbank Berlin AG Recht	Managing Director of Landesbank Berlin AG
Berentin, Ronald Landesbank Berlin AG Berliner Sparkasse Kredit Firmenkunden und Privatkunden Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Boenke, Frank-Michael Landesbank Berlin AG Compliance Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Brummel, Beate Landesbank Berlin AG Kreditbereich Kapitalmarkt Strukturierte Finanzierungen/Projektfinanzierungen	Managing Director of Landesbank Berlin AG
Burmester, Dr. Christian Landesbank Berlin AG London Branch 1 Crown Court Cheapside GB-London EC2V 6LR	General Manager of Landesbank Berlin AG London Branch
Butzer, Arnold Landesbank Berlin AG Vertrieb Immobilienfinanzierung Berlin und Neue Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Gottschalk, Gudrun Landesbank Berlin AG Datenschutz und Geldwäsche Brunnenstr. 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Hirschhaeuser, Dr. Karl-Friedrich Landesbank Berlin AG Risikocontrolling Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Jänichen, Michael Landesbank Berlin AG Berliner Sparkasse Firmenkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Kipp, Dirk Landesbank Berlin AG Treasury & Trading	Managing Director of Landesbank Berlin AG
Krah, Matthias Landesbank Berlin AG Kredit Immobilien Corneliusstraße 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Lange, Axel Landesbank Berlin AG Kreditbereich IBAG/IBG Corneliusstraße 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Papesch, Uwe Landesbank Berlin AG Client Business	Managing Director of Landesbank Berlin AG
Pritzsche, Wolfgang Landesbank Berlin AG Finanzen Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Reutter, Dr. Georg Landesbank Berlin AG Vertrieb Immobilienfinanzierung Alte Bundesländer Corneliusstr, 7 D-10787 Berlin	Managing Director of Landesbank Berlin AG
Richardt, Claus-Günther Landesbank Berlin AG Berliner Sparkasse Vermögensanlagen Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG
Roller, Gerhard Landesbank Berlin AG Internationales Geschäft	Managing Director of Landesbank Berlin AG

Name and Address	Principal Occupation
Scheer, Heinz-Günter Landesbank Berlin AG Unternehmensentwicklung	Managing Director of Landesbank Berlin AG
Schölper, Siegfried Landesbank Berlin AG Controlling Brunnenstraße 111 D-13355 Berlin	Managing Director of Landesbank Berlin AG
Schroeder, Bartho Landesbank Berlin AG Business Management	Managing Director of Landesbank Berlin AG
Thanheiser, Landesbank Berlin AG Berliner Sparkasse Privatkunden Badensche Str. 23 D-10715 Berlin	Managing Director of Landesbank Berlin AG

Annex B

Unless otherwise indicated, the business address for all individuals listed in this Annex B is Landesbank Berlin Holding AG, Alexanderplatz 2, D-10178 Berlin, Federal Republic of Germany.

Landesbank Berlin Holding AG

Members of the Managing Board

Name and Address	Principal Occupation
Hans-Jörg Vetter	Chairman of the Managing Board of Landesbank Berlin Holding AG
Dr. Thomas Veit	Member of the Managing Board of Landesbank Berlin Holding AG

EXHIBIT A

Purchases and sales of GenVec, Inc. Common Stock by Landesbank Berlin AG

	NUMBER OF SHARES

TRADE DATE	PURCHASES	SALES	PRICE PER SHARE

10/24/2006	19,700		$1.50

		19,700	1.59

10/26/2006	400		1.55

	800		1.57

10/27/2006	4,100		1.59

	8,300		1.60

	100		1.65

	400		1.66

	800		1.67

	800		1.68

10/30/2006	100		1.61

	200		1.62

	100		1.63

	200		1.64

	11,900		1.65

	200		1.66

		10,000	1.67

		10,000	1.70

11/1/2006	800		1.60

11/2/2006	800		1.57

	9,780		1.58

	220		1.59

11/3/2006	10,000		1.61

11/6/2006	1,500		1.58

	5,000		1.60

11/7/2006	40,000		1.5426

	20,000		1.58

	3,500		1.59

11/8/2006	7,900		1.4575

	20,079		1.50

		79	1.52

11/9/2006		10,000	1.52

		4,000	1.53

		3,900	1.55

11/10/2006	15,665		1.47

		2,400	1.49

11/13/2006	2,900		1.45

	6,735		1.47

11/14/2006	2,500		1.49

	20,000		1.50

		2,900	1.51

		5,000	1.52

		3,443	1.53

11/15/2006		1,665	1.52

11/16/2006	3,300		1.43

	608	3,300	1.47

		3,930	1.52

11/17/2006	10,930		1.48

11/30/2006	4,100		1.30

12/1/2006	7,100		1.35

12/4/2006	2,200		1.41

	1,224		1.42

12/5/2006	5,257		1.37

	10,000		1.39

	5,300		1.42

	76		1.43

12/6/2006	743		1.41

	17809		1.5

		300	1.6

12/7/2006	16,592		1.58

		23,700	1.60

		700	1.61

12/8/2006	5,400		1.54

	5,100		1.55

	700		1.56

	16,586		1.57

	945		1.58

	6,655		1.59

	14,142	15,000	1.60

	11,300		1.61

	600	28,750	1.62

	48,971		1.63

	26,600		1.64

	2,100	54,100	1.65

12/11/2006	1,700		1.59

	2,200		1.60

	43,400		1.61

	501		1.62

	7,354		1.64

	11,700		1.65

	18,596		1.66

	100	12,351	1.67

12/12/2006	35,000		1.5775

	2,000	300	1.63

12/14/2006	900		1.60

	1,200		1.62

	7,712		1.63

	8,818		1.64

	8,850		1.6475

	13,338		1.65

	1,662		1.66

		2,000	1.76

		2,850	1.77

12/15/2006	9,491	4,000	1.75

	15,000	500	1.77

		1,800	1.78

	15,000	200	1.79

	3,300	5,000	1.80

	33,200		1.81

	15,000		1.82

		300	1.83

	2,000	18,300	1.85

	1,000	1,000	1.86

	7,000	5,000	1.87

	600		1.88

	5,000	15,250	1.90

		2,800	1.91

		400	1.93

12/18/2006		14,891	1.79

		10,000	1.80

		11,000	1.81

		10,000	1.85

	15,000		1.8575

		10,000	1.87

		10,000	1.89

		1,000	1.91

12/19/2006	1,700		2.49

	7,524	10,000	2.50

		10,000	2.51

		4,146	2.52

		30,000	2.53

		8,700	2.54

		400	2.55

	26,800	15,708	2.60

		10,000	2.61

	10,000		2.63

	8,648		2.65

	1,752		2.67

	10,000	48,400	2.70

		12,600	2.71

	5,000		2.73

	5,000		2.74

	5,000		2.75

	2,650	10,000	2.76

	5,000		2.77

	1,550	400	2.78

	11,000	20,000	2.80

	2,000.		2.82

		5,200	2.83

	5,000	10,000	2.85

		300	2.86

	6,000	10,000	2.88

	5,000		2.89

		15,000	2.90

	5,000		2.95

	1,000		3.00

	10,000		3.02

	6,000		3.05

	500		3.08

	10,000		3.10

	10,000		3.11

	1,000		3.15

		5,000	3.20

		1,000	3.23

	1,000	1,000	3.25

12/20/2006	2,043,903		2.05

12/21/2006		13,403	2.14

		29,900	2.15

		10,000	2.16

		20,000	2.17

		20,000	2.18

		100	2.20

12/27/2006	4,300		2.10

12/29/2006	6,653		2.35

	3,665		2.36

	2,100		2.38

	1,247	4,400	2.39

		37,690	2.40

		11,375	2.41

1/3/2007		19,714	2.40

		6,000	2.41

		1,086	2.42

		7,000	2.45

		25,000	2.47

		3,000	2.50

1/4/2007	5,000		2.33

	5,000		2.34

	2,588		2.35

		12,491	2.51

		8,297	2.52